Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 3 DATED SEPTEMBER 9, 2019
TO THE OFFERING CIRCULAR DATED JUNE 7, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated June 7, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on June 27, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Senior Mortgage Loan – The Station East Owner, LLC

On September 3, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $28,000,000 (the “Station East Loan”). $22,500,000 of the maximum principal balance was funded at closing. The Borrower, The Station East Owner, LLC, a Delaware limited liability company (“Station East”), used the loan proceeds to acquire approximately 700,000 square feet of land generally located at the southeast corner of Decoto Rd. and 7th Street, Union City, CA 94587 (the “Station East Property”). Station East intends to obtain entitlements for approximately 3 lots of various for-sale and for-rent products, totaling approximately 774 units.

Station East is managed by the principal of Integral Communities, Craig Manchester. Integral Communities has completed approximately 30 projects totaling roughly 6,000 for-sale lots and 2,300 multifamily units. The projects are valued in excess of $1 billion.

The Station East Property is composed of five parcels, all of which are unimproved.

On the original closing date of the Station East Loan, Station East was capitalized with approximately $15,700,000 of equity capital from the Sponsor.

The Station East Senior Loan bears an interest rate of 9.5% per annum, with an amount equal to 9.5% per annum paid current on a monthly basis through the maturity date, September 3, 2021 (the “Station East Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the Station East Senior Loan amount, paid directly by Station East.

Station East has the ability to extend the Station East Maturity Date for one, twelve-month period. To exercise the extension option, all interest must be paid and Station East will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 10.0%.

The Guarantor, The Eugene and Maxine Rosenfeld Family Trust, provided customary springing and carve-out guarantees.

As of its closing date, the Station East Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 64.1%. The LTC ratio is the amount of the Station East Loan divided by the land purchase price and projected costs of the land development.  There can be no assurance that such costs will be achieved. As of its closing date, the Station East Senior Loan’s loan-to-value ratio, or LTV ratio, was approximately 83.3%. The LTV ratio is the amount of the Station East Loan, less the cost of an unappraised easement, divided by the August 2019, third-party appraised value of the Station East Property. There can be no assurance that such value is correct.

The Station East Property is located in Union City, CA within the San Francisco MSA, approximately 31 miles southeast of downtown. The Station East Property is within close proximity to parks, shops, restaurants and the employment centers in San Francisco, Oakland and Silicon Valley.

As the Station East Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.